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Exhibit (a)(5)(B)

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

COUNTY DEPARTMENT, CHANCERY DIVISION

REED SIMPSON, On Behalf of Himself and
All Others Similarly Situated,

                                                           Plaintiff,

              vs.

TRIBUNE COMPANY, DENNIS J.
FITZSIMONS, ENRIQUE HERNANDEZ, JR.,
BETSEY D. HOLDEN, ROBERT S. MORRISON,
WILLIAM A. OSBORN, J. CHRISTOPHER
REYES, DUDLEY S. TAFT, MILES D. WHITE,
JEFFREY CHANDLER, ROGER GOODAN
and WILLIAM STINEHART, JR.,

                                                           Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

        Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

        1.     This is a stockholder class action brought by plaintiff on behalf of the public shareholders of Tribune Company ("Tribune" or the "Company") against Tribune and certain of its officers and directors arising out of defendants' efforts to complete the sale of Tribune to Chicago billionaire real estate magnate Sam Zell to acquire Tribune for $34.00 per share via an unfair process and at a grossly inadequate and unfair price (the "Proposed Acquisition"). In pursuing the unlawful plan to sell Tribune via an unfair process and for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

        2.     The Proposed Acquisition favors the Company's management and major insider shareholders at the expense of and to the detriment of Tribune's public shareholders. In agreeing to the Proposed Acquisition, defendants failed to consider in good faith a competing offer made jointly by billionaire investors Eli Broad and Ronald Burkle for the Company. Indeed, the Board had already rejected these two bidders twice; first, on July 31, 2006, when defendants unequivocally rebuffed offers from Broad, Burkle and entertainment mogul David Geffen to purchase the Los Angeles Times from Tribune at a substantial premium. Defendants again ignored Broad and Burkle's $34.00 per share offer in March 2007, despite being higher than Zell's offer, purportedly because it was not structured as an ESOP. Despite being shut out of the bidding process, Broad and Burkle submitted a revised proposal that included an ESOP structure, but the Board—in order to keep their promise to Zell—cut short the so-called bidding process. Ultimately, the Board announced their agreement with Zell even though his bid was not superior to other in-hand offers to purchase the Company.

        3.     In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Tribune to Zell, and Zell only, on terms preferential to Zell and detrimental to plaintiff and the other public stockholders of Tribune.

        4.     In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

          (a)   act independently so that the interests of Tribune's public shareholders will be protected;

          (b)   rescind any unlawful terms in the Going-Private Agreement;

          (c)   adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Tribune's public shareholders;

          (d)   disclose all material information to the Company's shareholders, including information regarding the true value of the Company.

        5.     Plaintiff seeks to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

        6.     This Court has jurisdiction over Tribune because Tribune conducts business in Illinois as it has at all relevant times been located at 435 North Michigan Avenue, Chicago, IL 60611. Likewise, certain of the individual defendants, including defendants FitzSimons, Holden, Morrison, Osborn, Reyes and White, are citizens of Illinois. This action is not removable.

        7.     Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

        8.     Plaintiff Reed Simpson is, and at all times relevant hereto has been, a Tribune shareholder.

        9.     Defendant Tribune is a Delaware corporation located in Illinois. Through its subsidiaries, Tribune operates as a media and entertainment company in the United States. It engages in newspaper publishing, television and radio broadcasting, and entertainment operations.

        10.   Defendant Dennis J. FitzSimons ("FitzSimons") is President and Chief Executive Officer ("CEO") of Tribune and the Chairman of its Board of Directors.

        11.   Defendant Enrique Hernandez Jr. ("Hernandez") is a director of Tribune.

        12.   Defendant Betsey D. Holden ("Holden") is a director of Tribune.

        13.   Defendant Robert S. Morrison ("Morrison") is a director of Tribune.

        14.   Defendant William A. Osborn ("Osborn") is a director of Tribune.

        15.   Defendant J. Christopher Reyes ("Reyes") is a director of Tribune.

        16.   Defendant Dudley S. Taft ("Taft") is a director of Tribune.

        17.   Defendant Miles D. White ("White") is a director of Tribune.

        18.   Defendant Jeffrey Chandler ("Chandler") is a director of Tribune.

        19.   Defendant Roger Goodan ("Goodan") is a director of Tribune.

        20.   Defendant William Stinehart, Jr. ("Stinehart") is a director of Tribune.

        21.   The defendants named above in ¶¶ 10-20 are sometimes collectively referred to as the "Individual Defendants."

DEFENDANTS' FIDUCIARY DUTIES

        22.   In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

          (a)   adversely affects the value provided to the corporation's shareholders;

          (b)   will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

          (c)   contractually prohibits them from complying with their fiduciary duties;

          (d)   will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

          (e)   will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

        23.   In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Tribune, are obligated to refrain from:

          (a)   participating in any transaction where the directors' or officers' loyalties are divided;

          (b)   participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

          (c)   unjustly enriching themselves at the expense or to the detriment of the public shareholders.

        24.   Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Tribune, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants' self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Tribune common stock in the Proposed Acquisition.

        25.   Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

        26.   Plaintiff brings this action on his own behalf and as a class action pursuant to Illinois Code of Civil Procedure Article II, Part 8 on behalf of all holders of Tribune stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

        27.   This action is properly maintainable as a class action.

        28.   The Class is so numerous that joinder of all members is impracticable. According to Tribune's SEC filings, there are approximately 240 million shares of Tribune common stock outstanding.

        29.   There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a)   whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

          (b)   whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

          (c)   whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

          (d)   whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Tribune;

          (e)   whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing;

          (f)    whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

          (g)   whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

          (h)   whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

        30.   Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

        31.   Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

        32.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

        33.   Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

        34.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

        35.   Tribune, a Delaware corporation headquartered in Illinois, operates as a media and entertainment company in the United States. The Company engages in newspaper publishing, television and radio broadcasting, and entertainment operations. The Company operates in two segments, Publishing, and Broadcasting and Entertainment. The Publishing segment publishes daily newspapers, including Los Angeles Times, Chicago Tribune, Newsday, South Florida Sun-Sentinel, The Baltimore Sun, Orlando Sentinel and The Hartford Courant, among others. This segment also manages the Web sites of the Company's daily newspapers and television stations, as well as other branded sites; owns entertainment listings; involves in newspaper syndication and media marketing; and operates a Chicago-area cable television news channel, as well as other publishing-related operations. The Broadcasting and Entertainment segment operates The CW Television Network in numerous cities including New York, Los Angeles, Chicago, Dallas, Houston and Miami; the FOX Network television in numerous cities including Seattle, Sacramento, Indianapolis, Hartford, Grand Rapids, and Harrisburg; MyNetworkTV in Philadelphia and Seattle; ABC television in New Orleans; a radio station in Chicago; the Chicago Cubs baseball team; and Tribune Entertainment that distributes its programming together with programming licensed from third parties.

        36.   On Sunday, April 2, 2007, defendants announced "Tribune to Go Private for $34 Per Share; Employee Stock Ownership Plan (ESOP) Created; Sam Zell to Invest, Join Board; Chicago Cubs and Comcast SportsNet Interest to be Sold that they had agreed to the Zell proposal. The press release stated, in relevant part:

  With the completion of its strategic review process, Tribune Company today announced a transaction which will result in the company going private and Tribune shareholders receiving $34 per share. Sam Zell is supporting the transaction with a $315 million investment. Shareholders will receive their consideration in a two-stage transaction.

          Upon completion of the transaction, the company will be privately held, with an Employee Stock Ownership Plan (ESOP) holding all of Tribune's then outstanding common stock and Zell holding a subordinated note and a warrant entitling him to acquire 40 percent of Tribune's common stock. Zell will join the Tribune board upon completion of his initial investment and will become chairman when the merger closes.

          The first stage of the transaction is a cash tender offer for approximately 126 million shares at $34 per share. The tender offer will be funded by incremental borrowings and a $250 million investment from Sam Zell. It is anticipated to be completed in the second quarter of 2007. The second stage is a merger expected to close in the fourth quarter of 2007 in which the remaining publicly-held shares will receive $34 per share. Zell will make an additional investment of $65 million in connection with the merger, bringing his investment in Tribune to $315 million.

          The board of directors of Tribune, on the recommendation of a special committee comprised entirely of independent directors, has approved the agreements and will recommend Tribune shareholder approval. Representatives of the Chandler Trusts on the board abstained from voting as directors. However, the Chandler Trusts have agreed to vote in favor of the transaction.

        The agreements reached between Tribune, the ESOP and Zell and announced today include the following transactions:

  •
  The ESOP will immediately purchase $250 million of newly issued Tribune common stock for $28 per share.

  •
  Zell will invest $250 million in Tribune and join its board of directors. Of this initial investment, $50 million will purchase approximately 1.5 million newly-issued shares of Tribune common stock for $34 per share and $200 million will purchase a note exchangeable for common stock at a $34 per share exchange price. The Zell investment will be completed upon expiration or early termination of the Hart-Scott-Rodino waiting period, subject to other customary conditions.

  •
  Tribune will launch a tender offer to repurchase approximately 126 million shares of its common stock for $34 per share, returning approximately $4.3 billion of capital to shareholders. The tender offer will be subject to the completion of financing arrangements, receipt of a solvency opinion and other customary conditions; it is expected to be completed in the second quarter of 2007.

  •
  Following the tender offer, Tribune and the ESOP will merge and all remaining Tribune stock will be converted to cash at $34 per share. The merger will be subject to Tribune shareholder approval, FCC and other regulatory approvals, receipt of financing and a solvency opinion, and other conditions reflected in the definitive agreements that will be filed later this week with the SEC. If the merger has not closed by Jan. 1, 2008, shareholders will receive an additional amount of cash based upon an 8 percent annualized "ticking fee" that will accrue from Jan. 1, 2008, until the closing.

  •
  Up to the time of shareholder approval, Tribune's board of directors will be entitled, subject to specified conditions, to consider unsolicited alternative proposals that may lead to a superior proposal. In the event such a superior proposal is selected, the break-up fee to Zell would be $25 million.

  •
  In conjunction with the execution of these agreements, Tribune will suspend its regular quarterly dividend.

  •
  Upon completion of the merger, Zell's initial $250 million investment will be redeemed and Zell will make a new investment through the purchase of a subordinated note for $225 million with an 11-year maturity and a warrant for $90 million with a 15-year maturity. The warrant can be exercised by Zell at any time to acquire 40 percent of Tribune's common stock for an aggregate exercise price initially of $500 million.

  •
  The company will be led by a board of directors with an independent majority. Dennis FitzSimons, as Tribune president and chief executive officer, will remain a member of the board, along with at least five independent directors and an additional director affiliated with Zell.

        37.   The Proposed Acquisition favors the Company's management and major insider shareholders at the expense of and to the detriment of Tribune's public shareholders. In agreeing to the Proposed

Acquisition, defendants failed to consider in good faith a competing offer made jointly by billionaire investors Eli Broad and Ronald Burkle for the Company. Indeed, the Board had already rejected these two bidders twice; first, on July 31, 2006, when defendants unequivocally rebuffed offers from Broad, Burkle and entertainment mogul David Geffen to purchase the Los Angeles Times from Tribune at a substantial premium. Defendants again ignored Broad and Burkle's $34.00 per share offer in March 2007, despite being higher than Zell's offer, purportedly because it was not structured as an ESOP. Despite being shut out of the bidding process, Broad and Burkle submitted a revised proposal that included an ESOP structure, but the Board—in order to keep their promise to Zell—cut short the so-called bidding process. Ultimately, the Board announced their agreement with Zell even though his bid was not superior to other in-hand offers to purchase the Company.

        38.   As a result of the defendants' actions, plaintiff and the Class will suffer irreparable injury in that, as a result of an unfair process, they will not receive their fair portion of the value of Tribune's assets and businesses and will be prevented from obtaining a fair price for their common stock.

        39.   Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Tribune's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

        40.   Plaintiff and the other members of the Class have no adequate remedy at law.

CAUSE OF ACTION
Claim for Breach of Fiduciary Duties

        41.   Plaintiff repeats and reallege each allegation set forth herein.

        42.   The defendants have violated the fiduciary duties of care, loyalty, candor, good faith and independence owed to the public shareholders of Tribune and have acted to put their personal interests ahead of the interests of Tribune's shareholders.

        43.   By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Tribune.

        44.   The Individual Defendants have violated their fiduciary duties by entering into a transaction with Tribune without regard to the fairness of the transaction to Tribune's shareholders. Defendant Tribune directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties to plaintiff and the other holders of Tribune stock.

        45.   As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Tribune because, among other reasons:

          (a)   they failed to take steps to maximize the value of Tribune to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Tribune's stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;

          (b)   they failed to properly value Tribune;

          (c)   they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships or connection with the Proposed Acquisition; and

          (d)   they failed to disclose all material information to the Company's shareholders.

        46.   Because the Individual Defendants dominate and control the business and corporate affairs of Tribune, and are in possession of private corporate information concerning Tribune's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Tribune which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

        47.   By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

        48.   As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of Tribune's assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

        49.   Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Tribune's valuable assets and businesses, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

        50.   Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

        51.   As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Tribune's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Proposed Acquisition terms, and will not supply to Tribune's minority stockholders sufficient information to enable them to cast informed votes on the Proposed Acquisition and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

        52.   Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

PRAYER FOR RELIEF

        WHEREFORE, plaintiff demands injunctive relief, in plaintiff's favor and in favor of the Class and against defendants, as follows:

          A.    Declaring that this action is properly maintainable as a class action;

          B.    Declaring and decreeing that the Proposed Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

          C.    Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

          D.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Tribune's shareholders and to refrain from entering into any transaction until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

          E.    Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

          F.     Imposing a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

          G.    Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

          H.    Granting such other and further equitable relief as this Court may deem just and proper.

DATED: April 5, 2007

LASKY & RIFKIND, LTD LEIGH R. LASKY NORMAN RIFKIND
/s/ Norman Rifkind NORMAN RIFKIND
350 North LaSalle Street, Suite 1320 Chicago, IL 60610 Telephone: 312/634-0057 312/634-0059 (fax)
Attorneys for Plaintiff

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SUMMARY OF THE ACTION
JURISDICTION AND VENUE
PARTIES
DEFENDANTS' FIDUCIARY DUTIES
CLASS ACTION ALLEGATIONS
FACTUAL ALLEGATIONS
CAUSE OF ACTION Claim for Breach of Fiduciary Duties
PRAYER FOR RELIEF